RECEIVED
2005 JUN 14 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MATERIAL CHANGE REPORT
FORM 51 102F3





05008930

SUPPL

Item 1 Reporting Issuer:

Deer Creek Energy Limited
2600 Bow Valley Square 2
205-5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Item 2. Date of Material Change:

November 12, 2004

Item 3. News Release:

A news release was disseminated November 12, 2004 via Canada Newswire.

Item 4. Summary of Material Change:

Deer Creek entered into a flow-through common share financing agreement, on a bought deal basis.

Item 5. Full Description of Material Change:

Deer Creek entered into a flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate led by Peters & Co. Limited including RBC Capital Markets, CIBC World Markets Inc. and Salman Partners Inc. Deer Creek will issue 1,100,000 flow-through common shares at a price of $11.25 per share for total gross proceeds of $12,375,000 pursuant to certain exemptions from prospectus requirements. The private placement financing is scheduled to close on November 29, 2004, and is subject to regulatory approval and the completion of definitive documentation. Deer Creek shall, pursuant to the provisions in the Income Tax Act (Canada), incur Canadian Exploration Expenses (the "Qualifying Expenditures") after the closing date and prior to December 31, 2005 in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of flow-through common shares. Deer Creek shall renounce the Qualifying Expenditures so incurred to the purchasers of the flow-through common shares such that $11.25 per flow-through common share shall be deductible against the subscribers' income for the fiscal year ended December 31, 2004. The proceeds of the flow-through common share offering will be used for Deer Creek's core-hole and geophysical programs for the Joslyn Project prior to December 31, 2005.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51 102:

Not applicable.

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

dlw 6/14

Item 7. Omitted Information:

Not applicable/

Item 8. Executive Officer:

For further information contact Mr. Glen C. Schmidt, President & CEO, or Mr. John S. Kowal, VP Finance & CFO
Phone: (403) 264-3777

Item 9. Date of Report:

DATED at Calgary, Alberta this 22nd day of November, 2004.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Deer Creek Energy Limited Announces $12,375,000 Flow-Through Financing

Trading Symbol - TSX: DCE

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

CALGARY, Nov. 12 /CNW/ - Deer Creek Energy Limited ("Deer Creek") is pleased to announce today that it has entered into a flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate led by Peters & Co. Limited including RBC Capital Markets, CIBC World Markets Inc. and Salman Partners Inc. Deer Creek will issue 1,100,000 flow-through common shares at a price of $11.25 per share for total gross proceeds of $12,375,000 pursuant to certain exemptions from prospectus requirements.

The private placement financing is scheduled to close on November 29, 2004, and is subject to regulatory approval and the completion of definitive documentation. Deer Creek shall, pursuant to the provisions in the Income Tax Act (Canada), incur Canadian Exploration Expenses (the "Qualifying Expenditures") after the closing date and prior to December 31, 2005 in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of flow-through common shares. Deer Creek shall renounce the Qualifying Expenditures so incurred to the purchasers of the flow-through common shares such that $11.25 per flow-through common share shall be deductible against the subscribers' income for the fiscal year ended December 31, 2004.

The proceeds of the flow-through common share offering will be used for Deer Creek's core-hole and geophysical programs for the Joslyn Project prior to December 31, 2005.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of three phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Deer Creek believes the expectations reflected in those forward-looking statements are reasonable; however Deer Creek cannot provide any assurance that these expectations will prove to be correct.

All reference to the Joslyn Project are gross numbers unless otherwise noted.

%SEDAR: 00010187E

/For further information: Deer Creek Energy Limited:Mr. Glen C. Schmidt, President & CEO, or Mr. John S. Kowal, VP Finance & CFO; (403) 264-3777, (403) 264-3700 (fax); E-mail: deercrk(at)deercreekenergy.com; Website: www.deercreekenergy.com/

(DCE.)

CO: Deer Creek Energy Limited

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Deer Creek Energy Limited Completes $12,375,000 Flow-Through Financing

RECEIVED
2005 JUN 14 A 10:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Trading Symbol - TSX: DCE

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

CALGARY, Nov. 29 /CNW/ - Deer Creek Energy Limited ("Deer Creek") is pleased to announce that it has closed its previously announced offering of 1,100,000 flow-through common shares at $11.25 per share through an underwriting syndicate led by Peters & Co. Limited and including RBC Capital Markets, CIBC World Markets Inc. and Salman Partners Inc. for total gross proceeds of $12,375,000.

After giving effect to the offering, Deer Creek has 47.9 million common shares issued and outstanding.

Proceeds of the offering will be used to incur Canadian exploration expenses in connection with Deer Creek's core-hole and geophysical programs for the Joslyn Project prior to December 31, 2005 and will be renounced to subscribers effective on or before December 31, 2004.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of three phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Deer Creek believes the expectations reflected in those forward-looking statements are reasonable; however Deer Creek cannot provide any assurance that these expectations will prove to be correct.

All reference to the Joslyn Project are gross numbers unless otherwise noted.

%SEDAR: 00010187E

/For further information: please contact: Deer Creek Energy Limited, Mr. Glen C. Schmidt, President & CEO or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com, Website: www.deercreekenergy.com/
(DCE.)

CO: Deer Creek Energy Limited

CNW 12:37e 29-NOV-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editor:
Deer Creek Announces 9% Increase in Year End Reserves and Resources

TSX : DCE

CALGARY, Feb. 28 /CNW/ - Deer Creek Energy Limited ("Deer Creek") is pleased to announce a 9% increase in its year end reserves and resources. Deer Creek engaged Gilbert Laustsen Jung Associates Ltd. to prepare an evaluation of the Company's bitumen reserves and resources as at December 31, 2004 to meet the requirements of National Instrument 51-101.

Detailed reserves and resources disclosure will be included in the Company's Annual Information Form which will be filed on SEDAR prior to March 31, 2005. The following table presents Deer Creek's net working interest bitumen reserves and resources as at December 31, 2004 compared to January 1, 2004.

<<

Summary of Deer Creek Working Interest Bitumen Reserves and Resources

SAGD Reserves	Reserves (mmbbl) December 31, 2004	Reserves (mmbbl) January 1, 2004
Probable	251	250
Possible	214	152
Probable plus Possible	465	402
Mining Contingent Resources	**Resources (mmbbl)**	**Resources (mmbbl)**
Best estimate	1,327	1,235
Total Probable plus Possible Reserves and Contingent Resources	1,792	1,637

In early 2004, Deer Creek completed a very active drilling program with more than 195 core holes spread over the thermal area and mine area. In late 2004, after a successful $12.4 million flow-through financing, Deer Creek commenced its 2004-2005 winter drilling program. By the end of 2004 an additional 85 wells had been drilled with associated core analysis and logging activities well underway.

Deer Creek expects to drill another 185 delineation wells in early 2005 to complete the winter 2004-2005 program of 270 wells which will increase the well data base to more than 800 wells.

Deer Creek's lease delineation, after the completion of this program, will be approximately 16 wells per section in the SAGD area and within the initial mining area on the northeast side of the lease.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of three phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest

in and is operator of the Joslyn Project.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Deer Creek believes the expectations reflected in those forward-looking statements are reasonable; however Deer Creek cannot provide any assurance that these expectations will prove to be correct.

All references to the Joslyn Project are gross numbers unless otherwise noted.

>>
%SEDAR: 00010187E

/For further information: please contact: Deer Creek Energy Limited, Mr. Glen C. Schmidt, President & CEO or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com, Website: www.deercreekenergy.com; Trading Symbol - TSX: DCE/
(DCE.)

CO: Deer Creek Energy Limited

CNW 07:00e 28-FEB-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Deer Creek Energy Limited to Present at the FirstEnergy Oil Sands London Conference in London, England

CALGARY, March 2 /CNW/ - Notification of live webcast event:

Deer Creek Energy Limited
Live webcast presentation
Monday, March 7, 2005, 11:57 AM (Greenwich Mean Time)

To listen and view this online event, please visit:

http://www.firstenergy.com/OSC/DCE.htm

The presentation will be available in an archived version at this link for 30 days following the live presentation.

%SEDAR: 00010187E

/For further information: on the webcast please visit www.firstenergy.com or contact Glen Schmidt, President & C.E.O., Deer Creek Energy Limited, (403) 264-3777, deercrk(at)deercreekenergy.com/
(DCE.)

CO: Deer Creek Energy Limited

CNW 08:00e 02-MAR-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Deer Creek Energy Limited Announces 2004 Year End Results and Joslyn Project Update

RECEIVED

DCE : TSX

CALGARY, March 14 /CNW/ - Deer Creek Energy Limited ("Deer Creek") is pleased to announce today the Company's financial results for the year ended December 31, 2004 and Joslyn Project update.

2004 Highlights

- SAGD Phase I facility completed on budget, start-up and initial production on schedule
- Regulatory approval and project sanctioning of SAGD Phase II
- Completion of $160.6 million Initial Public Offering (IPO), $65 million debt facility and commenced trading on the TSX
- Completed a preliminary mine feasibility study and continued environmental, regulatory and engineering work on the mine development
- Increased Company reserves and resources by 9% to 1,792 million barrels

2005 Recent Developments

- Completed the winter 2004-2005 drilling program of 270 wells
- Installed an electrical submersible pump in the SAGD Phase I well
- Commenced MSAR(TM) bitumen burning test for steam generation
- Filed SAGD Phase IIIA regulatory application for 15,000 barrels of bitumen per day expansion
- Identified route selection and commenced regulatory and preliminary engineering of the Joslyn Sales Lines
- Expanded 2005 capital program, excluding capitalized operations, to $163 million from $146 million primarily to reflect the continued optimization of SAGD Phase II and future phases of development by:
  - Enhancing the wastewater treating process with the addition of a crystallizer to reduce water disposal requirements
  - Accelerating SAGD drilling from 2006 to 2005
  - Adding multiphase pumping to the well pads to maximize well productivity

2004 Overview

"In 2004, Deer Creek made substantial progress on all of its projects under development. The Company's strategic focus on staged development has resulted in the successful execution of our 2004 business plan with all phases on track," said Glen Schmidt, President and Chief Executive Officer. "Deer Creek moved beyond the start-up phase in 2004 and has now turned its attention to future expansions and the enhancement of its projects".

During 2004, construction of the SAGD Phase I facility was completed on time and on budget, and production from a single well pair commenced. In December, production had reached 200 barrels of bitumen per day at a steam to oil ratio (SOR) of 3.3, in line with our projection for the year.

The commercial SAGD expansion for 10,000 barrels of bitumen per day received regulatory approval and subsequent board of directors' approval, in May 2004 and construction is now underway. In the third quarter of 2004, following Deer Creek's successful IPO, the Company accelerated the SAGD Phase II project schedule by six months based on the level of completed detailed facility engineering and the decision to select an evaporator based water treatment process. SAGD Phase II remains on track for first steam

injection in early 2006.

Deer Creek's mining development advanced in several major steps in 2004 with the completion of a preliminary feasibility study and updated geological model. The findings of these studies supported advancing the mine planning for this future expansion of 100,000 barrels of bitumen per day and resulted in a major engineering contract being awarded to facilitate the regulatory application Deer Creek expects to file in late 2005 or early 2006. Deer Creek is on track for the start-up of its initial mine stage in 2010.

2005 Outlook

"In 2005, Deer Creek will centre its attention on execution, expansion and enhancements to its development phases," said Glen Schmidt.

Focus during the year will be on the construction and commissioning of SAGD Phase II on time and on budget. Drilling of 15 of the 17 well pairs required is expected to be finished by December 2005. We will be working towards first steam for this phase in the first quarter of 2006.

SAGD Phase IIIA will advance with the preparation of a detailed cost estimate and ongoing stakeholder communications while the regulatory approval process continues until the expected first quarter 2006 approval.

We expect to announce continued progress on the regulatory application for the next era of growth with the first two 50,000 barrels of bitumen per day mine phases. "We are pleased with the results to date of our engineering and environmental studies," said Don Riva, Vice President, Mining. "We are moving briskly to file our submission as planned and we are encouraged by the stakeholder input to date." Toward the end of 2005, Deer Creek will update the mine resource model with the data from the completed 2005 drilling program.

Deer Creek will advance its examination and testing of alternative fuel for SAGD operations and extraction processes for mining in 2005.

2004 Reserves and Resources

Deer Creek's probable plus possible bitumen reserves increased 15.7% to 465 million barrels of bitumen as at December 31, 2004 compared to 402 million barrels at January 1, 2004. The Company's mining contingent resources base case increased 7.5% to 1,327 million barrels of bitumen compared with 1,235 million barrels at January 1, 2004.

<<

Summary of Deer Creek Working Interest Bitumen Reserves and Resources

	December 31, 2004		January 1, 2004	
SAGD Reserves	Reserves million barrels		Reserves million barrels	
Probable		251		250
Possible		214		152
Probable plus Possible		465		402
Mining Contingent Resources	Resources million barrels		Resources million barrels	
Low estimate	605		605	
Best estimate	1,327	1,327	1,235	1,235
High estimate	1,898		1,865	
Total Probable plus Possible Reserves				

and Contingent Resources	1,792	1,637
	--------	--------
	--------	--------

Deer Creek's reserves and resources evaluation was prepared in accordance with National Instrument 51-101. Detailed reserves and resources disclosure will be included in the Company's Annual Information Form, which will be filed on SEDAR prior to March 31, 2005.

Joslyn Project Update

Lease Delineation

Deer Creek invested $13.0 million in lease delineation drilling and associated analysis in 2004 with approximately $4.6 million of this amount in the mining area and $8.4 million in the SAGD area. By the end of 2004 approximately 280 wells had been drilled with associated core analysis and logging activities well underway. Given the early start to the 2004-2005 winter drilling program approximately $3.5 million of the 2005 capital program was accelerated into 2004.

Deer Creek drilled another 183 delineation wells in early 2005 to complete the winter 2004-2005 program of 270 wells that increased the well database to more than 800 wells. Deer Creek's lease delineation is approximately 16 wells per section in the primary SAGD area and the first mining area on the northeast side of the lease. The 2005 lease delineation capital forecast is $9.0 million.

Deer Creek is in the preliminary planning of its 2006 delineation program. Presently, the Company is anticipating drilling 400 wells split 35% to the SAGD and 65% to the mining areas. This projected increase in our well database inventory, to approximately 1,200 wells, will establish the operating drilling density for future SAGD drilling and mine production plans.

Thermal

In January 2005, Deer Creek successfully completed a scheduled work over on the SAGD Phase I well pair to allow for conversion to an electrical submersible pump. At the time of the work over, well production had progressed on forecast to approximately 250 barrels of bitumen per day at a SOR slightly less than 3.

At the same time, Deer Creek commenced the installation of equipment for a six month pilot to test the performance and emission characteristics of burning emulsified bitumen as an alternative fuel. This technology, owned by Quadrise Canada Fuel Systems Inc. of Calgary, and known as MSAR(TM) or multiphase superfine atomized residue, is aimed at reducing the reliance on natural gas for steam generation. If successful, further work to explore the commerciality of this technology will be pursued.

"This information will provide the basis for Deer Creek's further investigation of sourcing fuel from our production," said Mark Montemurro, Vice President, Thermal. "The opportunity to significantly reduce the cost of fuel at the field level makes this an exciting technology to test."

Due to the cold weather during the scheduled work over and the MSAR(TM) installation, the SAGD Phase I down time was slightly longer than projected. The current SOR, productivity and water returns are expected to return to forecast over the next four to eight weeks. SAGD Phase I continues to be expected to reach full production capacity of 600 barrels of bitumen per day by the fourth quarter of 2005.

SAGD Phase II remains on schedule with over 75% of facility engineering completed and 95% of major equipment ordered as at the end of February 2005. Construction at the site of field tanks, well pads and related infrastructure is progressing on schedule. The construction of a specialized slant hole drilling rig is nearing completion and Deer Creek plans to commence drilling

of the well pairs in the second quarter of 2005. Deer Creek expects the majority of the required 17 well pairs will be drilled in 2005 and has accelerated approximately $5.2 million of its 2006 drilling program accordingly. As well, 90% of drilling services and contracts are now in place; however the overall SAGD Phase II drilling costs have increased by an additional $2.6 million due to increased industry activity and equipment demand.

In September 2004, Deer Creek announced the decision to choose an evaporative based water treatment process for incorporating higher efficiency boilers for steam generation. This water treatment process is now being combined with a crystallizer, which is an environmentally and technically more efficient way of treating the wastewater stream and recycles nearly 100% of the produced water. This decision was based on our learnings from SAGD Phase I and by studying issues of wastewater disposal by other SAGD operators. SAGD Phase I has also led to a greater understanding of operating at low bottom hole pressures which require minimal backpressure on the producer wells. To eliminate this backpressure Deer Creek has changed the design scope for the SAGD Phase II well pads and added multiphase pumps to maximize well productivity.

As a result of these design changes and other cost modifications, Deer Creek's net 2005 capital program, excluding capitalized operations, has been expanded by $17 million to $163 million. The majority of the 2005 expanded capital program is due to the SAGD Phase II changes identified above plus spending deferred from 2004, offset by the earlier lease delineation program.

The total SAGD Phase II cost estimate has increased to $159.5 million net to Deer Creek from $149 million announced previously and contains approximately 5% of unallocated contingency.

In March 2005, another milestone was reached with the filing of the regulatory application for the 15,000 barrels of bitumen per day SAGD Phase IIIA expansion. Deer Creek expects to receive approval for this phase of development by the first quarter of 2006.

Mining

In the second quarter of 2004, the Company released a public disclosure document for the first two mine phases of 100,000 barrels of bitumen per day. Concurrently, the Company initiated an update to its geological model and mine recoverable resource report prepared in December 2003 including the results of the 2004 lease delineation program. These reports were completed in late 2004 and estimate the Joslyn Project's surface mineable resources available at over 2 billion barrels. Deer Creek's December 31, 2004 independent reserve and resource evaluation incorporated these reports in the determination of the Joslyn Project's low, best and high estimated mining contingent resources of 720 million barrels, 1,580 million barrels and 2,260 million barrels, respectively.

The completion of the geological model and mining resource estimate enabled Deer Creek to announce the awarding of a major engineering contract in late 2004 to support the mine expansion initiatives and the completion of the regulatory application. The contract will focus on mine design, processing facilities and infrastructure engineering necessary for completing the regulatory application. Deer Creek's strategic focus to manage capital and operating costs with technological advances has identified opportunities to enhance the current process of extraction in the areas of primary bitumen separation, bitumen froth cleaning and tailings management. Key technical studies will be completed in 2005 in each of these areas to support Deer Creek's selection of mine processes.

Deer Creek is continuing its efforts to reach application submission for late 2005 or early 2006. The mine regulatory application preparation is proceeding on schedule and on budget. At the end of February 2005, Deer Creek had completed the data collection for the environmental impact assessment,

finalized mine design criteria and the technical processes it will pursue. The process flow sheet for extraction has been finalized and design of facilities has commenced. Regulatory approval is anticipated in 2007 with mine construction commencing shortly thereafter for mine start-up in 2010.

Joslyn Sales Lines

Deer Creek is currently evaluating the option of contracting with pipeline providers to construct diluent and bitumen blend pipelines from Joslyn to interconnect with existing infrastructure in the area. At the same time, the Company is evaluating the option of a separate financing to allow Deer Creek to construct the pipelines directly and maintain control of the infrastructure. These pipelines will allow Deer Creek to access diluent sources and secure a market for its produced bitumen. The Company is currently preparing engineering, planning and routing of the Joslyn Sales Lines which will be sized for capacity sufficient for the planned SAGD volume of 40,000 barrels of bitumen per day. Regulatory approval and construction are expected to commence in mid 2005.

Deer Creek estimates the gross capital required to construct the pipelines is $37 million. The Company is currently in discussions with financial institutions regarding financing alternatives for the pipelines. Should Deer Creek obtain project financing, the Company estimates it would contribute approximately $9 million in net additional capital in the 2005-2006 period to complete the Joslyn Sales Lines project.

2004 Financial Summary

This 2004 Financial Summary should be read in conjunction with Management's Discussion and Analysis, including Business Risks and Success Factors, and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004. Both are available at www.sedar.com or the Company's web site at www.deercreekenergy.com.

Results of Operations

Net Additions to Property, Plant and Equipment

Core hole drilling, development and construction activities have been conducted under the joint venture agreement with EnerMark Inc. ("EnerMark").

($ thousands)	2004	2003
Joslyn Project, net		
Project delineation	12,961	6,179
SAGD Phase I	10,486	9,368
SAGD Phase II	13,941	2,051
SAGD Phase III	752	-
SAGD operations	3,297	-
Mining	1,638	501
Other	2,720	446
Asset retirement obligations	860	-
Capitalized general and administration	2,328	1,198
Project costs	48,983	19,743
Corporate assets	731	93
Net additions to property, plant and equipment	49,714	19,836

Net capital expenditures including capitalized operations (excluding

non-cash items such as asset retirement obligations and capitalized stock-based compensation) for 2004 totaled $47.7 million compared to $19.6 million for 2003. Capital expenditures included the completion of the construction of SAGD Phase I facility, drilling and completion of the first well pair, 2004 core hole drilling program of 280 wells, initial procurement of major equipment for SAGD Phase II and the completion of the mine preliminary feasibility study.

The Company is expecting net capital expenditures before capitalized general and administration costs for 2005 of $162.7 million, excluding $3.2 million for capitalized operations. Of this amount, $135.5 million is for the continued development and construction of SAGD Phase II, $9.0 million is expected to be spent for project delineation, $6.5 million for mine development and the remaining $11.7 million for corporate costs and other items. Future development costs of the Joslyn Project are anticipated to be financed through a combination of internally generated cash flow, equity financings and debt.

Financial Results

($ thousands)	2004	2003	% change
Interest income and other revenue	2,086	970	115
General and administrative expenses, net	2,700	1,151	135
Net loss	(1,456)	(316)	361

Interest Income and Other Revenue

Interest income and other revenue consists of interest earned on cash invested in bankers' acceptances, money market and other interest bearing instruments held during the year. Interest income and other revenue increased $1.1 million for the year ended December 31, 2004 compared to the year ended December 31, 2003 primarily as a result of net proceeds received from common share issuances, including $151.1 million from the Company's July 29, 2004 initial public offering. In accordance with corporate policies, cash is invested in short-term investment instruments.

General and Administrative Expenses

Net general and administrative expenses increased $1.5 million in 2004 compared to 2003 primarily due to an increase in the number of full time employees, the recording of stock-based compensation for 2004 and 2003 stock option awards and employee costs related to the initial public offering. The number of employees increased from 12 at December 31, 2003 to 25 as at December 31, 2004. As the Joslyn Project develops, increases in Deer Creek's general and administrative expenses are expected to continue.

Total gross general and administrative expenses for the year ended December 31, 2004 were $4.9 million. Costs directly related to the project development activities are capitalized. The Company capitalized $2.3 million of general and administrative expenses in 2004 compared to $1.2 million in 2003.

($ thousands)	2004	2003	% change
General and administrative expense, gross	4,945	2,364	109
Joint venture recoveries	(772)	(324)	138
	4,173	2,040	
Stock option compensation costs	855	309	177
Capitalized	(2,328)	(1,198)	94

General and administrative expense, net	2,700	1,151	135

For 2005, the gross general and administrative expenses are expected to be approximately $8.3 million. Some of these expenditures will be offset by EnerMark's 16 percent share pursuant to the joint venture agreement and a portion will be capitalized.

Amortization

Amortization expense for the year ended December 31, 2004 was $217,000 compared to $30,000 for the year ended December 31, 2003. The increase in amortization expense is due to increased corporate assets required to meet the needs of a larger employee base and the amortization of deferred financing charges related to the Company's $65.0 million credit facility. The financing costs will be amortized over the five year term of the credit facility.

Net Income (Loss)

The net loss increased for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to the increases in net general and administrative expenses, amortization and income taxes, partially offset by the increase in interest and other revenue.

Losses are expected to continue during 2005 as the Joslyn Project will remain in the developmental phase. All net revenue and operating costs associated with SAGD Phase I will be capitalized and amortized over the expected life of the associated reserves.

Income Taxes

Income taxes for the year ended December 31, 2004 were $0.6 million compared to $0.1 million for the year ended December 31, 2003. Large Corporations Tax increased to $0.4 million in 2004 from $0.1 million in 2003 due to the increase to the Company's capital base from the issuance of share capital. The Company recorded future income taxes of $0.2 million in 2004 related to the calculation of resource allowance.

Deer Creek is not subject to current taxes in Canada other than Large Corporations Tax. As at December 31, 2004, the Company had the following income tax pools available:

($ thousands)	
Non-capital loss carry forward	6,135
Resource expenditures	4,544
Undepreciated capital costs	28,078
Financing and share issue costs	11,324
Scientific Research and Experimental Development	16,545
Capital losses	1,124

Future income tax liabilities of $4.2 million arose from the renunciation of exploration expenses for the November 29, 2004 issuance of flow-through common shares. Share capital has been reduced for the tax effect of the flow-through renunciations.

Annual Information

($ thousands, except per share amounts)	2004	2003	2002

Interest income and other revenue	2,086	970	533
Net loss	(1,456)	(316)	(2,737)
Net loss per share	(0.04)	(0.01)	(0.04)
Total assets	259,984	65,870	50,761

Capital expenditures have increased due to the development of the Joslyn Project. Proceeds from the issuance of shares contributed to the increase in total assets and interest income.

Quarterly Information

	2004				
($ thousands, except per share amounts)	Q1	Q2	Q3	Q4	Total
Net additions to property, plant and equipment	21,096	2,980	9,149	16,489	49,714
Interest income and other revenue	260	158	656	1,012	2,086
Net loss	(374)	(450)	(458)	(174)	(1,456)
Net loss per share(1)	(0.01)	(0.02)	(0.01)	-	(0.04)

	2003				
($ thousands, except per share amounts)	Q1	Q2	Q3	Q4	Total
Net additions to property, plant and equipment	7,970	1,240	4,638	5,988	19,836
Interest income and other revenue	253	242	240	235	970
Net loss	(28)	(77)	(45)	(166)	(316)
Net loss per share(1)	-	-	-	(0.01)	(0.01)

(1) restated, effective June 1, 2004, for the consolidation of common shares on a five for one basis

Capital expenditures in the first quarters are primarily a result of planned core hole drilling activity for the purpose of delineating the lease. The construction of SAGD Phase I facility increased capital spending in the fourth quarter of 2003 and the first quarter of 2004. During the fourth quarter of 2004, the Company initiated procurement of major equipment for SAGD Phase II and began its 2005 core hole drilling program.

Interest and other revenue increased in the fourth quarter of 2004 due to the net proceeds received from the initial public offering on July 29, 2004 which was invested in interest bearing instruments.

Net loss increased in the fourth quarter of 2003 as a result of recording performance related expenses earned by employees during 2003. In the fourth quarter of 2003, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation effective January 1, 2003. Net loss for prior quarters was restated for the adoption of this recommendation.

Liquidity and Capital Resources

Working Capital

Deer Creek had a working capital surplus of $160.9 million at December 31, 2004 compared to $30.5 million at December 31, 2003. The increase

in the working capital surplus is primarily a result of the net proceeds received from the issuance of shares, offset by capital expenditures for the development of the Joslyn Project. Total gross proceeds of $190.6 million were received from the January 28, 2004 private placement issue of common shares, the July 29, 2004 closing of the Company's initial public offering and the November 29, 2004 private placement issue of flow-through common shares.

($ thousands)	
Working capital, December 31, 2003	30,522
Share issuance proceeds, net of costs	179,388
Capital expenditures	(47,752)
Financing charges	(1,010)
Funds used in operations	(274)
Other	58
Working capital, December 31, 2004	160,932

Cash and cash equivalents and short-term investments increased to $171.6 million at December 31, 2004 from $35.1 million at December 31, 2003 primarily due to net proceeds from the issuance of common shares.

Equity Financing

On January 28, 2004, the Company closed a private placement of 2,020,000 common shares at a price of $8.75 per common share for total net proceeds of $16.6 million. Proceeds from this share issuance are intended for future development of the Joslyn Project.

On July 29, 2004, Deer Creek closed its initial public offering for 16,900,000 common shares at a price of $9.50 per common share. The net proceeds of $151.1 million are to be used primarily to complete SAGD Phase II.

On November 29, 2004, the Company closed a 1,100,000 private flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate at a price of $11.25 per common share for total net proceeds of $11.7 million. Proceeds from the offering are to be used to incur Canadian exploration expenses in connection with Deer Creek's 2005 core hole and geophysical programs for the Joslyn Project.

Credit Facility

On July 22, 2004, Deer Creek entered into an agreement with two Canadian chartered banks for a committed credit facility of $65.0 million. This credit facility will assist in funding SAGD Phase II and provide incremental working capital to the Company to support the regulatory, engineering design and environmental work related to additional expansions of the Joslyn Project and other related expenses. As at December 31, 2004, no funds had been advanced under this credit facility.

Commitments and Contractual Obligations

The Company has an obligation to Talisman Energy Inc. to pay up to $21.0 million plus accrued interest, contingent on production from the Joslyn Project. Deer Creek does not anticipate making a payment under this agreement until 2007. Additional information on the obligation to Talisman Energy Inc. is set forth in Note 8 of the accompanying notes to the audited consolidated financial statements. EnerMark assumed 16 percent of the contingent obligations to Talisman Energy Inc. when it purchased a 16 percent interest in the Joslyn Project on August 8, 2002.

Contracts totaling $3.0 million to provide engineering services through

2007 for the mine project regulatory process were entered into as at December 31, 2004.

Deer Creek has lease obligations until 2008 as follows:

($ thousands)	
2005	275
2006	38
2007	28
2008	12

Outstanding Share Data

At February 28, 2005, share capital consists of the following:

(thousands)	
Issued and outstanding	
Common shares	47,898
Stock options	2,319
Performance share units	171
Fully diluted number of shares	50,388

A conference call has been scheduled for 2:00 p.m. MST (4:00 p.m. EST) on March 14, 2005 to discuss Deer Creek's 2004 annual financial and operating results. To participate in the conference call please dial 1-416-640-4127 or toll-free 1-800-814-3911. An archived recording of the conference call will be available until Monday, March 21, 2005 by dialing 1-416-640-1917 or 1-877-289-8525 and entering pass code 21114392 followed by the pound key.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

This report contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "estimate", "believe" and other similar words, or statements that certain events or conditions "may" or "will" occur. By their nature, forward-looking statements involve assumptions and are subject to a variety of risks and uncertainties, including, but not limited to, those associated with resource definition, the timeline to production, the possibility of project cost overruns or unanticipated costs and expenses, regulatory approvals, fluctuating oil and gas prices, and the ability to access sufficient capital to finance future development. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Deer Creek does not undertake any obligation to update publicly or to revise any of the included forward-looking statements as a result of new information, future events or otherwise, subsequent to the date of this report. The reader is cautioned not to place undue reliance on forward-looking statements.

All references to the Joslyn Project are gross numbers unless otherwise noted.

Trading Symbol - TSX: DCE

>>
%SEDAR: 00010187E

/For further information: please contact Deer Creek Energy Limited, Mr. Glen C. Schmidt, President & CEO or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com, Website: www.deercreekenergy.com/
(DCE.)

CO: Deer Creek Energy Limited

CNW 07:01e 14-MAR-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Deer Creek Energy Limited Files Initial Annual Information Form and Year End Reserves and Resources Disclosure

CALGARY, March 21 /CNW/ - Deer Creek Energy Limited ("Deer Creek") announced today that it has filed its Initial Annual Information Form ("AIF") for the year ended December 31, 2004, which includes the disclosure and reports related to reserves and resources data and other oil and gas information pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of the AIF can be accessed through SEDAR at www.sedar.com or through Deer Creek's web site at www.deercreekenergy.com.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

Certain statements contained in this document are "forward-looking statements". The projections, estimates and beliefs contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in any forward-looking statements. Deer Creek believes the expectations reflected in those forward-looking statements are reasonable; however Deer Creek cannot provide any assurance that these expectations will prove to be correct.

All references to the Joslyn Project are gross numbers unless otherwise noted.

%SEDAR: 00010187E

/For further information: Deer Creek Energy Limited, Mr. Glen C. Schmidt, President & CEO or Mr. John S. Kowal, VP Finance & CFO, (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com; Website: www.deercreekenergy.com; Trading Symbol - TSX: DCE/
(DCE.)

CO: Deer Creek Energy Limited

CNW 17:50e 21-MAR-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Deer Creek Energy Limited Announces 2005 First Quarter Financial and Operating Results

DCE : TSX

RECEIVED
2005 JUN 14 A 8:43

CALGARY, May 6 /CNW/ - Deer Creek Energy Limited ("Deer Creek") is pleased to announce today the Company's financial results for the quarter ended March 31, 2005.

Continued execution of the business plan advances all phases of the Joslyn Project

Quarterly Highlights

- Expanded our technical and financial teams with the addition of six Calgary personnel and two operational staff at the Joslyn plant site
- Installed an electrical submersible pump in the SAGD Phase I well and reached gross production of 250 barrels of bitumen per day at the end of March
- Initiated the MSAR(TM) bitumen burning test for steam generation
- Completed the winter 2004-2005 drilling program of 271 wells
- Continued construction of SAGD Phase II, progressing on schedule with field tanks, well pads and related infrastructure
- Filed SAGD Phase IIIA regulatory application for 15,000 barrels of bitumen per day expansion
- Identified route selection and commenced regulatory and preliminary engineering of the Joslyn Sales Lines

"We are pleased with the major strides we have made in the advancement of our project this quarter," said Glen Schmidt, President and Chief Executive Officer, Deer Creek Energy Limited, "including the start of field construction at our SAGD Phase II facility site, completion of our largest drilling program ever and continued progress on our next SAGD expansion and mining development. People are a key to these efforts and the successful execution of our business plan, and we continued to add core strength to our team during the quarter."

In January 2005, Deer Creek successfully completed a scheduled workover on the SAGD Phase I well pair to allow for conversion to an electrical submersible pump. Concurrent with the well workover, Deer Creek initiated a joint six month pilot with other industry participants to test the performance and emission characteristics of burning emulsified bitumen as an alternative fuel, known as MSAR(TM) or multiphase superfine atomized residue.

Production during the quarter was impacted as a result of this planned maintenance and the MSAR(TM) test. Installation and configuration of the MSAR(TM) equipment combined with the cold weather during the well workover created additional down time in steam generation than originally projected. At the end of the quarter, gross production from the well was returning to the forecasted production profile and had reached 250 barrels of bitumen per day at a steam oil ratio below 3.0.

Current production from the well is approximately 300 barrels of bitumen per day at a steam oil ratio ranging between 2.5 and 3.0. SAGD Phase I is expected to reach full production capacity of 600 barrels of bitumen per day in the fourth quarter of 2005 and average 375 barrels of bitumen per day for the year.

Work is progressing to optimize the MSAR(TM) equipment configuration with continuous burning of MSAR(TM) fuel expected to commence in the second quarter. The initial test results to date have been encouraging.

In the first quarter, Deer Creek completed drilling the balance of the wells in its largest field exploration program to date, consisting of 271

wells. The well database now stands at more than 800 wells and is approximately 16 wells per section in the primary SAGD area and in the first mining area on the northeast side of the lease.

Progress continued during the quarter, on the construction of SAGD Phase II with total gross project costs within the previous estimate of $190 million. At March 31, 2005, facility engineering was 90% complete with 95% of the major equipment ordered. Construction at the site commenced with pile driving, pouring of tank bases, and layout of well pads and related infrastructure. Shop fabrication of facility modules is on schedule with mobilization of major units planned for June 2005.

Engineering design of the surface gathering system was 90% complete at the end of the quarter. Clearing of the right of ways commenced in April and construction is expected to occur from early June to the end of September.

The construction of the innovative slant-hole drilling rig was completed in March and drilling of the SAGD Phase II wells will commence in early June.

Overall progress on SAGD Phase II remains on track to meet the target for commissioning in late 2005 and first steam in early 2006. As at March 31, 2005, approximately $35 million of the gross $190 million project cost has been spent. Deer Creek's portion of this spending to date is approximately $29 million.

In March 2005, Deer Creek announced the filing of the regulatory application for the 15,000 barrels of bitumen per day SAGD Phase IIIA expansion. Work is continuing on the regulatory approval process, stakeholder communications and the preparation of a cost estimate. Deer Creek expects to receive approval for this phase of development in the first quarter of 2006.

Deer Creek is continuing its efforts to reach application submission for the initial mine development of 100,000 barrels of bitumen per day in late 2005 or early 2006. The mine regulatory application preparation is proceeding on schedule and on budget. In the first quarter, Deer Creek completed the data collection for the environmental impact assessment, finalized mine design criteria and identified opportunities to enhance the current process of extraction in the areas of primary bitumen separation, bitumen froth cleaning and tailings management. Research and pilot work will continue in these areas during the second quarter of 2005 with technical work completed by the third quarter of 2005.

The next major milestones for the mining development include selecting the extraction processes and finalizing the Mine Phase I site plot plan during the second quarter.

During the quarter, work continued on the Joslyn Sales Lines with the route selection finalized and engineering design approximately 40% complete. These pipelines will allow Deer Creek to secure a market for its produced bitumen and access diluent sources. The regulatory application for these pipelines is expected to be submitted in May with construction commencing in the third quarter of 2005.

A conference call has been scheduled for 2:30 p.m. MST (4:30 p.m. EST) on May 6, 2005 to discuss Deer Creek's first quarter financial and operating results. To participate in the conference call please dial 1-416-640-4127 or toll-free 1-800-814-4860. An archived recording of the conference call will be available until Monday, May 13, 2005 by dialing 1-416-640-1917 or 1-877-289-8525 and entering pass code 21121828 followed by the pound key.

Deer Creek will hold its annual and special meeting of shareholders on Thursday, May 26, 2005 at 10:00 a.m. MST in the Viking Room at the Calgary Petroleum Club, Calgary, AB.

Management's Discussion and Analysis

The Management's Discussion and Analysis for Deer Creek Energy Limited ("Deer Creek" or the "Company") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and accompanying notes for the three months ended March 31, 2005 and the audited consolidated financial statements and the Management's Discussion and Analysis contained in the Company's Annual Report for the year ended December 31, 2004. Additional information with respect to Deer Creek, including the Annual Information Form, can be found on SEDAR at www.sedar.com or the Company's website at www.deercreekenergy.com. The financial information presented in this Management's Discussion and Analysis has been prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis is dated May 6, 2005.

The following information offers Management's analysis of the financial and operating results of the Company and may contain forward-looking statements that are based on estimates and assumptions that are subject to uncertainties. Actual results or events may vary materially from those anticipated.

Results of Operations

Joslyn Project (oil sands leases 24 and 74)

Progress continues on the construction of SAGD Phase II facility. To achieve the expansion of 10,000 barrels of bitumen per day that SAGD Phase II will provide, 17 well pairs are initially required. During the first quarter of 2005, an innovative slant-hole rig was completed for use by Deer Creek for the drilling of these wells. The rig will commence drilling in the second quarter of 2005.

SAGD Phase I operations were temporarily interrupted during the first quarter of 2005 for the planned conversion to an electrical submersible pump which will enhance the reliability of production from the first well pair. The Company also initiated a field test during the first quarter of 2005 on the MSAR(TM) technology or multiphase superfine atomized residue. This technology is an alternative fuel source aimed at reducing the reliance on natural gas for steam generation. To date, Deer Creek has been optimizing the MSAR(TM) equipment configuration.

Regulatory application for SAGD Phase IIIA expansion of 15,000 barrels of bitumen per day was filed in the first quarter of 2005. Development of the mine continued with progress achieved on the initial mine development plan and the social and economic assessment and public consultation to support the completion of a regulatory application in late 2005 or early 2006.

Net Additions to Property, Plant and Equipment

Exploration, development and construction activities have been conducted under a joint-venture agreement with EnerMark Inc. ("EnerMark").

<<

($ thousands)	Three Months Ended March 31 2005	2004
Joslyn Project, net		
Project delineation	9,418	8,056
SAGD Phase I	708	9,870
SAGD Phase II	15,318	1,814
SAGD Phase III	329	87
SAGD Operations	1,914	-
Mining	558	58
Other	3,122	(14)
Asset retirement obligations	148	595

Capitalized general and administration	1,237	478
Project costs	32,752	20,944
Office equipment	202	152
Net additions to property, plant and equipment	32,954	21,096

For the three months ended March 31, 2005, net capital expenditures (excluding non-cash items such as asset retirement obligations and capitalized stock-based compensation) were incurred primarily for the construction of the SAGD Phase II facility and gathering system and for the 2005 winter drilling and seismic program. In the first quarter of 2005, Deer Creek completed the drilling program of 271 wells, expanding the Company's geological well database to more than 800 wells on the Joslyn Project.

The Company is expecting net capital expenditures before capitalized general and administration costs of $133.9 million, for the remainder of 2005 excluding SAGD operations and expenditures required to construct the Joslyn Sales Lines. Of this total amount of net capital expenditures, $120.2 million is for the continued development and construction of SAGD Phase II facility, $5.6 million is for mine development and $8.1 million is for project delineation, corporate costs and other items. Future development costs of the Joslyn Project are anticipated to be financed through a combination of internally generated cash flow, equity financings and debt.

SAGD Operations

SAGD Phase I, Deer Creek's initial SAGD demonstration phase, provides operational knowledge for future development of the Joslyn Project. During the first quarter of 2005, improvements were made to the single well pair, including the conversion to an electrical submersible pump. By the end of the quarter, gross production had reached 250 barrels of bitumen per day. All net revenue and operating costs are capitalized for this demonstration phase of development.

Financial Results

	Three Months Ended March 31	
($ thousands)	2005	2004
Interest and other revenue	1,116	260
General and administrative expenses, net	1,101	610
Net income (loss)	(387)	(374)

Interest and Other Revenue

Interest and other revenue is primarily interest earned on cash invested in bankers' acceptances, money market and other interest bearing instruments held during the period. Interest and other revenue for the three months ended March 31, 2005 increased by $0.9 million from the first three months ended March 31, 2004. The average investment balance was higher in the first quarter of 2005 compared to the same period in 2004 primarily as a result of net proceeds received from the Company's July 29, 2004 initial public offering. In accordance with corporate policies, cash is invested in short-term investment instruments.

General and Administrative Expenses

Net general and administrative expenses increased $0.5 million in the three months ended March 31, 2005 compared to the three months ended March 31,

2004 primarily due to an increase in the number of employees and the recording of stock-based compensation for 2005 stock option awards. The number of employees at Deer Creek increased to 33 at March 31, 2005 from 14 at March 31, 2004. Deer Creek's general and administrative expenses are expected to increase as the Joslyn Project advances.

Gross general and administrative expenses for the first quarter of 2005 were $2.4 million, an increase of $1.5 million when compared to the first quarter of 2004. This increase is primarily due to increased activities related to project development, including employees, computer services and consulting costs. Costs directly related to project development activities are capitalized.

($ thousands)	Three Months Ended March 31 2005	2004
General and administrative expenses, gross	2,430	954
Joint venture recoveries	(397)	(139)
	2,033	815
Stock option compensation costs	305	273
Capitalized costs	(1,237)	(478)
General and administrative expenses, net	1,101	610

For 2005, the gross general and administrative expenses are expected to be approximately $9.5 million. A portion of these expenditures will be offset by EnerMark's 16 percent share, pursuant to the joint-venture agreement, and the applicable capitalization.

Amortization

Amortization expense for the three months ended March 31, 2005 was $114,000 compared to $12,000 for the three months ended March 31, 2004. The increase in amortization expense is due to the amortization of deferred financing charges related to the Company's $65.0 million credit facility and the increase in corporate assets required to meet the needs of a larger employee base.

Income Taxes

Income taxes increased to $288,000 in first quarter of 2005 from $12,000 in the first quarter of 2004 due to additional Large Corporations Tax resulting from the Company's higher capital base and the recording of future income taxes related to the effect of negative resource allowance.

Deer Creek is not subject to current taxes in Canada other than Large Corporations Tax.

Net Income (Loss)

The net loss for the three months ended March 31, 2005 was comparable to the net loss for the three months ended March 31, 2004. Increases in net general and administrative, income tax and amortization expenses were offset by the increase in interest and other revenue.

Losses are expected to continue during 2005 as the Joslyn Project will remain in the developmental phase. All net revenue and operating costs associated with SAGD Phase I will be capitalized and amortized over the expected life of the associated reserves.

Quarterly Information

($ thousands, except per share amounts)	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03	Q2 03
Net additions to property, plant and equipment	32,954	16,489	9,149	2,980	21,096	5,988	4,638	1,240
Interest and other revenue	1,116	1,012	656	158	260	235	240	242
Net income (loss)	(387)	(174)	(458)	(450)	(374)	(166)	(45)	(77)
Net income (loss) per share	(0.01)	-	(0.01)	(0.02)	(0.01)	(0.01)	-	-

Liquidity

Working Capital

Working capital surplus decreased $31.2 million during the first quarter of 2005. The decrease in working capital surplus is primarily due to capital expenditures for the development of the Joslyn Project.

($ thousands)	
Working capital, December 31, 2004	160,932
Capital expenditures	(32,339)
Abandonment deposit recovery	584
Proceeds from the issuance of common shares	266
Funds provided by operations	138
Other	188
Working capital, March 31, 2005	129,769

The working capital surplus at March 31, 2005 is expected to be sufficient to complete SAGD Phase II.

Capital Resources

Credit Facility

During the three months ended March 31, 2005, Deer Creek did not draw upon the $65.0 million committed credit facility.

Commitments and Contractual Obligations

The Company did not enter into any additional material commitments from that set forth in Note 5 of the accompanying notes to the unaudited consolidated financial statements.

Outstanding Share Data

At April 30, 2005, share capital consisted of the following:

(thousands)	
Issued and outstanding	
Common shares	47,948
Stock options	2,629

Performance share units	241
Fully diluted number of shares	50,818

Critical Accounting Estimates

A comprehensive discussion of the Company's significant accounting policies is contained in Note 1 of the accompanying notes to the audited consolidated financial statements for the year ended December 31, 2004 in Deer Creek's 2004 Annual Report. The Company's critical accounting estimates remain unchanged since December 31, 2004.

Risk Management and Success Factors

Reference is made to the "Risk Management and Success Factors" section of Management's Discussion and Analysis in Deer Creek's 2004 Annual Report. The nature of the Company's risk exposure and methods of managing risk remain substantially unchanged since December 31, 2004.

Outlook

Production from SAGD Phase I is expected to increase during 2005, with production levels projected to reach 600 barrels of bitumen per day in the fourth quarter of 2005.

On-site construction of the SAGD Phase II expansion to develop 10,000 barrels of bitumen per day began during the first quarter of 2005. Construction is expected to be completed in late 2005. There are 17 well pairs planned for development throughout 2005 and early 2006, with first steam expected to commence in early 2006.

With the completion of Deer Creek's 2004-2005 winter core hole drilling program, ongoing evaluation of the leases continues. Deer Creek is currently compiling the required data to support the planning and regulatory application for SAGD Phase IIIB and the first two phases of the mine development, which are expected to add an additional 15,000 barrels of bitumen per day and 100,000 barrels of bitumen per day of production, respectively.

The regulatory application for SAGD Phase IIIA was submitted for approval on March 1, 2005. Approval is expected in the first quarter of 2006. Work will continue on SAGD Phase IIIA in 2005, consisting of the preparation of a cost estimate, ongoing stakeholder communications and determination of infrastructure requirements.

The Company will continue to make progress on the mining development regulatory process to ensure submission of the application for the first 100,000 barrels of bitumen per day in late 2005 or early 2006. Mine regulatory approval is expected in 2007.

Consolidated Balance Sheets

(unaudited)

(thousands of dollars)	March 31 2005	December 31 2004
Assets		
Current assets		
Cash and cash equivalents	$ 96,542	$ 85,437
Short-term investments	55,810	86,168
Accounts receivable	10,731	8,578

Prepaid expenses and deposits	501	337
	163,584	180,520
Abandonment deposits	3	587
Deferred charges	876	926
Property, plant and equipment	110,841	77,951
	$ 275,304	$ 259,984

Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 33,815	$ 19,588
Future income tax liability	4,809	4,475
Asset retirement obligations (note 2)	1,008	860
	39,632	24,923
Shareholders' equity		
Share capital (note 3)	222,731	222,446
Contributed surplus	28,339	27,626
Deficit	(15,398)	(15,011)
	235,672	235,061
	$ 275,304	$ 259,984

Contingencies and Commitments (notes 4 and 5)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income and Deficit

(Unaudited)

(thousands of dollars except per share amounts)	Three months ended March 31 2005	2004
Revenue		
Interest and other	$ 1,116	$ 260
Expenses		
General and administrative	1,101	610
Amortization	114	12
	1,215	622

Income (loss) before income taxes	(99)	(362)
Income taxes	288	12
Net income (loss)	(387)	(374)
Deficit, beginning of period	(15,011)	(13,555)
Deficit, end of period	$ (15,398)	$ (13,929)
Net income (loss) per common share (note 3) Basic and diluted	$ (0.01)	$ (0.01)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of dollars)	Three months ended March 31 2005	2004
Operating activities		
Net income (loss)	$ (387)	$ (374)
Add items not affecting cash:		
Stock-based compensation	218	317
Amortization	114	12
Future income tax	193	-
Changes in non-cash working capital	237	168
	375	123
Investing activities		
Property, plant and equipment additions	(32,339)	(20,369)
Proceeds from short-term investments	30,358	-
Abandonment deposit recovery (contribution)	584	(3)
Changes in non-cash working capital	11,861	7,928
	10,464	(12,444)
Financing activities		
Proceeds from the issuance of common shares (note 3)	266	16,647
	266	16,647
Increase in cash and cash equivalents	11,105	4,326
Cash and cash equivalents, beginning of period	85,437	35,132
Cash and cash equivalents, end of period	$ 96,542	$ 39,458

Cash and cash equivalents is comprised of:

Deposits with banks and others	$ 262	$ 276
Interest bearing instruments	96,280	39,182
	$ 96,542	$ 39,458

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements - March 31, 2005

(Unaudited)
(tabular amounts in thousands of dollars except per share amounts and otherwise noted)

1. Summary of Significant Accounting Policies

The interim consolidated financial statements of Deer Creek Energy Limited ("Deer Creek" or "the Company") are prepared in accordance with Canadian generally accepted accounting principles. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenue and expenses during the reporting period. Actual results may differ from those estimates.

The accounting policies applied are consistent with those outlined in the Company's annual consolidated financial statements for the fiscal year ended December 31, 2004. These consolidated financial statements for the three months ended March 31, 2005 do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements included in the Company's 2004 Annual Report.

Certain comparative figures have been reclassified to conform to current financial statement presentation.

Share Appreciation Rights

The Company established a Share Appreciation Rights Plan (the "SAR Plan") on March 11, 2005. Under the SAR Plan employees and providers of services to the Company are entitled to cash payments equal to the excess of the market price of the common shares over the exercise price of the share appreciation right. The obligation is accrued using the fair value method under which, the difference between the market value of the Company's common shares and the exercise price of the share appreciation right is recorded as compensation expense.

2. Asset Retirement Obligations

	Amount
Balance, December 31, 2004	$ 860
Liabilities incurred	134

Accretion	14
Balance, March 31, 2005	$ 1,008

The estimated undiscounted amount of cash flows required to settle the asset retirement obligations is $2.4 million and have been discounted at rates between 5.9 percent and 7.3 percent. The costs are expected to be incurred between 2008 and 2040.

3. Share Capital

Authorized
Unlimited number of common shares without par value
Unlimited number of first preferred shares without par value, issuable in series.

Issued

	Number of Shares (thousands)	Amount
Common Shares		
December 31, 2004	47,898	$ 222,446
Stock options exercised	50	285
March 31, 2005	47,948	$ 222,731

At March 31, 2005, there were 4,679,846 common shares reserved for issuance under the Stock Option and Performance Share Unit Plans.

Performance Share Units

The Company has a Performance Share Unit Plan under which directors, officers, employees and providers of services to the Company are eligible to receive grants.

	Number (thousands)	Exercise Price ($/unit)
Outstanding, December 31, 2004	171	$ 0.05
Granted	66	0.01
Outstanding, March 31, 2005	237	$ 0.04
Exercisable, March 31, 2005	183	$ 0.05

For the three months ended March 31, 2005, compensation cost of $0.4 million for performance share units granted has been credited to contributed surplus.

Stock Options

The Company has a Stock Option Plan under which directors, officers, employees and providers of services to the Company are eligible to

receive grants.

	Number (thousands)	Weighted Average Exercise Price ($/option)
Outstanding, December 31, 2004	2,339	$ 5.80
Granted	403	15.26
Exercised	(50)	5.33
Cancelled	(65)	8.75
Outstanding, March 31, 2005	2,627	$ 7.19
Exercisable, March 31, 2005	1,445	$ 5.18

For the three months ended March 31, 2005, compensation cost of $0.3 million has been recognized for stock options granted after January 1, 2003.

No compensation cost has been recorded for stock options granted in 2002. The following shows pro forma net loss and loss per common share had the fair value method of accounting been applied for stock options granted during 2002:

	Three months ended March 31 2005	2004
Net income (loss)		
As reported	$ (387)	$ (374)
Less fair value of stock options	17	18
Pro forma	$ (404)	$ (392)
Basic and diluted net income (loss) per share		
As reported	$ (0.01)	$ (0.01)
Pro forma	$ (0.01)	$ (0.01)

The estimated fair value of stock options was calculated at the date of grant using the Black-Scholes model and the following assumptions:

	March 31 2005
Weighted average fair value ($/option)	$ 5.22
Expected volatility (percent)	30
Risk free interest rate, average for the period (percent)	4.0
Expected life (in years)	5

Share Appreciation Rights

On March 11, 2005, the Company established a Share Appreciation Rights Plan. Under this plan, employees and providers of services to the Company are eligible to receive cash payments equal to the excess of the market price of the common shares over the exercise price of the right. The vesting period of the share appreciation rights is two years.

	March 31 2005
Share appreciation rights granted	9,672
Share appreciation rights outstanding	9,672
Share appreciation rights exercisable	-
Weighted average exercise price ($/right)	$ 9.98
Share appreciation rights cost (thousands)	$ 2

All share appreciation rights granted were granted to employees directly involved in pre-commercial development activities. Compensation costs related to the share appreciation rights were capitalized.

Earnings per share

Basic and diluted net income (loss) per share has been calculated using the weighted average number of common shares outstanding during the period of 47,911,300 (29,276,800 in 2004). The calculation of diluted net income (loss) per share does not include stock options or performance share units as the effect would be anti-dilutive.

4. Credit Facility

As at March 31, 2005, no amounts had been advanced under this credit facility. Standby fees of $0.2 million in relation to the credit facility have been capitalized during the three month period ended March 31, 2005.

5. Contingencies and Commitments

Joslyn Project Development

The Company has agreements with Talisman Energy Inc. (the "Talisman Agreement") and EnerMark Inc. ("EnerMark") related to the development of the Joslyn Project. Details of these agreements are provided in Note 8 to the annual consolidated financial statements for the fiscal year ended December 31, 2004.

Contingent amounts payable to Talisman Energy Inc. by both the Company and EnerMark under the terms of the debenture granted pursuant to the Talisman Agreement are as follows:

	March 31 2005	December 31 2004
Contingent production payment:		
Deer Creek	$ 17,640	$ 17,640
EnerMark	3,360	3,360
	$ 21,000	$ 21,000

Contingent interest payment:		
Deer Creek	$ 6,152	$ 5,967
EnerMark	1,172	1,137
	$ 7,324	$ 7,104

As at March 31, 2005, development of the Joslyn Project had not advanced sufficiently to establish commercial production and positive operating cash flows. Additional investment is projected to be required to complete development of the property and to pay contingent consideration to Talisman Energy Inc. when the associated production levels are reached.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

This report contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "estimate", "believe" and other similar words, or statements that certain events or conditions "may" or "will" occur. By their nature, forward-looking statements involve assumptions and are subject to a variety of risks and uncertainties, including, but not limited to, those associated with resource definition, the timeline to production, the possibility of project cost overruns or unanticipated costs and expenses, regulatory approvals, fluctuating oil and gas prices, and the ability to access sufficient capital to finance future development. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Except as required under applicable securities legislation, the Company undertakes no obligation to update or revise any of the included forward-looking statements as a result of new information, future events or otherwise, subsequent to the date of this release. The reader is cautioned not to place undue reliance on forward-looking statements.

All references to the Joslyn Project are gross numbers unless otherwise noted.

Trading Symbol - TSX: DCE

>>

%SEDAR: 00010187E

/For further information: please contact: Deer Creek Energy Limited, Mr. Glen C. Schmidt, President & CEO or Mr. John S. Kowal, VP Finance & CFO, (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com; Website: www.deercreekenergy.com/
(DCE.)

CO: Deer Creek Energy Limited

CNW 14:00e 06-MAY-05



IN THE NEWS

Attention Business/Assignment Editors:

Deer Creek Energy Limited Announces Change of Location for Annual and Special Meeting of Shareholders

DCE: TSX

CALGARY, May 16 /CNW/ - Deer Creek Energy Limited ("Deer Creek") today announced that, due to the recent fire at the Calgary Petroleum Club, the time and location of the Annual and Special Meeting of the Shareholders of Deer Creek has had to be changed. The meeting will now be held in the Grand Lecture Theatre of The Metropolitan Conference Centre, at 333 4th Avenue SW, Calgary, Alberta, on Thursday, May 26th at 10:30 a.m. The new location of the meeting is approximately two blocks from the Calgary Petroleum Club. In order to facilitate the attendance of those who require extra time to travel to the new location, the meeting has been delayed by 30 minutes. Representatives of Deer Creek will be available at the doors of the Calgary Petroleum Club to direct meeting attendees to the new location as set out above.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

%SEDAR: 00010187E

For further information: Deer Creek Energy Limited, Mr. Glen C. Schmidt, President & CEO, or Mr. John S. Kowal, VP Finance & CFO, at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk@deercreekenergy.com; Website: www.deercreekenergy.com; Trading Symbol - TSX: DCE

Index of Releases

The information posted on this page was accurate at the time of posting, but may be superseded by subsequent news releases.

RECEIVED
2005 JUN 14 A 10:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEER CREEK Energy Limited

IN THE NEWS

Attention Business Editors:

Deer Creek Energy Limited announces plans to build the Joslyn Sales Lines pipeline project, the closing of pipeline debt financing and the signing of a letter of intent for diluent supply and bitumen sales

DCE : TSX

CALGARY, May 26 /CNW/ - Deer Creek Energy Limited ("Deer Creek") announced today that through its newly formed subsidiary, Deer Creek Pipeline Limited ("DCPL"), jointly owned with a subsidiary of Enerplus Resources Fund ("Enerplus"), it will construct, own and operate the Joslyn Sales Lines. The Joslyn Sales Lines are comprised of an 8 inch diluent lateral pipeline and a 12 inch blended bitumen lateral pipeline originating from the Joslyn Project to the Athabasca Terminal, north of Fort McMurray. Deer Creek owns an 84% interest in DCPL and the Joslyn Project.

The Joslyn Sales Lines will be approximately 62 km in length and will accommodate 40,000 barrels per day of bitumen production and the associated diluent and will provide transportation for all four phases of the Joslyn Project's steam assisted gravity drainage ("SAGD") development.

"This project is another important step for Deer Creek as it gives us our first direct pipeline transportation route to market," said Glen Schmidt, President and Chief Executive Officer. "We believe that owning this asset is consistent with our goal of controlling our operations and maximizing our options to create long-term value".

The permitting and engineering process is moving smoothly and construction is expected to begin in the third quarter of 2005. Initial pipeline operations are planned for early 2006 concurrent with the start-up of Phase II of Deer Creek's SAGD development, the 10,000 barrels of bitumen per day commercial expansion of the Joslyn Project.

The estimated gross cost of these pipelines is approximately $37 million. Deer Creek's capital program for 2005 is expected to increase by approximately $22 million, to fund the construction.

Deer Creek is also pleased to announce DCPL has entered into a credit agreement with The Alberta Treasury Branches ("ATB") to provide a non-recourse pipeline credit facility of $30 million secured by the Joslyn Sales Lines.

"This is a major milestone for Deer Creek and a further endorsement of our oil sands project," said John Kowal, Vice President, Finance and Chief Financial Officer. "Deer Creek and ATB Financial's Energy Group have worked very hard to complete this transaction that will facilitate Deer Creek's investment in this critical piece of infrastructure. We are extremely pleased with the outcome".

Under the terms of the financing, Deer Creek and Enerplus will initiate the funding of the Joslyn Sales Lines construction. Initial drawdown of the credit facility by DCPL is expected in January 2006. The credit facility is structured as a one-year revolver converting to a four-year term loan. Repayment will commence with monthly payments in January 2007.

In addition, Deer Creek announces the execution of a letter of intent ("LOI") with a major oil sands producer outlining the terms of a purchase and sale agreement whereby Deer Creek will purchase light density diluent for its produced SAGD bitumen and sell the resultant blended bitumen to the major oil sands producer.

Gary Purcell, Vice President, Business Development said, "This is very positive for Deer Creek as we have secured a reliable supply of diluent and a secure market for our production with a major player in the oil sands industry".

The proposed agreement is for a period of two years commencing April 2006, in line with the planned availability for service of the Joslyn Sales Lines. Due to the confidentiality provisions in the LOI, specific price terms can not be disclosed. The definitive agreement is expected to be completed by the end of the second quarter.

The diluent solution is expected to positively impact bitumen value for Deer Creek as it provides similar price economics to blending with gas condensate. Lighter products can provide better economics than using synthetic crude oil ("SCO") as diluent since a lesser amount of the lighter diluent is required. When additional volumes of SCO enter the market with the completion of projects currently under construction, SCO prices will likely be reduced and SCO will become a more competitive diluent.

"The execution of all of these arrangements is the culmination of negotiations over many months," Mr. Schmidt commented. "By securing diluent supply, a market for our production, and financing for our pipeline, Deer Creek continues to demonstrate innovation that brings real value to our shareholders".

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

This report contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "estimate", "believe" and other similar words, or statements that certain events or conditions "may" or "will" occur. By their nature, forward-looking statements involve assumptions and are subject to a variety of risks and uncertainties, including, but not limited to, those associated with resource definition, the timeline to production, the possibility of project cost overruns or unanticipated costs and expenses, regulatory approvals, fluctuating oil and gas prices, and the ability to access sufficient capital to finance future development. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Except as required under applicable securities legislation, the Company undertakes no obligation to update or revise any of the included forward-looking statements as a result of new information, future events or otherwise, subsequent to the date of this release. The reader is cautioned not to place undue reliance on forward-looking statements.

%SEDAR: 00010187E

For further information: Deer Creek Energy Limited, Mr. Glen C. Schmidt, President & CEO, or Mr. John S. Kowal, VP Finance & CFO, at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk@deercreekenergy.com, Website: www.deercreekenergy.com; Trading Symbol - TSX: DCE

Index of Releases

The information posted on this page was accurate at the time of posting, but may be superseded by subsequent news releases.